As filed with the Securities and Exchange Commission on May 19, 2017
File No. 812-14691
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

Amended Application for an Order under Section 6(c) of the Investment
Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and
22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act, for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of
The Vanguard Group, Inc.	Vanguard Municipal Bond Funds
Vanguard Marketing Corporation	Vanguard New Jersey Tax-Free Funds
Vanguard Admiral Funds	Vanguard New York Tax-Free Funds
Vanguard Bond Index Funds	Vanguard Ohio Tax-Free Funds
Vanguard California Tax-Free Funds	Vanguard Pennsylvania Tax-Free Funds
Vanguard Charlotte Funds	Vanguard Quantitative Funds
Vanguard Chester Funds	Vanguard Scottsdale Funds
Vanguard Convertible Securities Fund	Vanguard Specialized Funds
Vanguard Explorer Fund	Vanguard STAR Funds
Vanguard Fenway Funds	Vanguard Tax-Managed Funds
Vanguard Fixed Income Securities Funds	Vanguard Trustees’ Equity Fund
Vanguard Horizon Funds	Vanguard Valley Forge Funds
Vanguard Index Funds	Vanguard Variable Insurance Funds
Vanguard International Equity Index Funds	Vanguard Wellesley Income Fund
Vanguard Malvern Funds	Vanguard Wellington Fund
Vanguard Massachusetts Tax-Exempt Funds	Vanguard Whitehall Funds
Vanguard Money Market Reserves	Vanguard Windsor Funds
Vanguard Montgomery Funds	Vanguard World Fund
Vanguard Morgan Growth Fund

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:
Brian P. Murphy, Esq.	W. John McGuire, Esq.
The Vanguard Group, Inc.	Morgan, Lewis & Bockius LLP
Mail Stop V26	1111 Pennsylvania Ave. N.W.
P.O. Box 2600	Washington, D.C. 20004-2541
Valley Forge, PA 19482-2600
Page 1 of 58 sequentially numbered pages (including exhibits)

		TABLE OF CONTENTS

I. INTRODUCTION			5
A.	Summary of the Application		5
B.	Comparability to Prior Commission Orders		7
II. THE APPLICANTS			7
A.	The Trusts		7
B.	The Adviser		8
C.	The Distributor		9
III. ACTIVELY MANAGED ETFS			9
A.	Operation of the Funds		9
	1.	Capital Structure and Voting Rights; Book-Entry	9
	2.	Investment Objectives	10
	3.	Implementation of Investment Strategy	10
	4.	Depositary Receipts	11
	5.	Listing Market	11
B.	Purchases and Redemptions of Creation Units		12
	1.	Placement of Orders to Purchase Creation Units	12
	2.	Settlement Process	15
	3.	Redemption	18
	4.	Pricing of ETF Shares	19
C.	Likely Purchasers of Fund		19
D.	Disclosure Documents		20
E.	Sales and Marketing Materials		21
F.	Availability of Information Regarding a Fund		21
G.	Transaction Fees		23
H.	Operational Fees and Expenses; Shareholder Transaction Expenses		23
I.	Shareholder Reports		24
IV. FUNDS OF ACTIVELY MANAGED ETFS			25
A.	The Investing Funds		25
B.	Proposed Transactions		25
C.	Fees and Expenses		25
D.	Conditions and Disclosure Relating to Section 12(d)(1) Relief		26
V. IN SUPPORT OF THE APPLICATION			26
A.	Summary of the Application		26
B.	Benefits of the Proposal		28
VI. REQUEST FOR ORDER			29
A.	Sections 2(a)(32) and 5(a)(1) of the Act		29

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - x
In the matter of	:	Application
	:	for an Order under Section 6(c)
	:	of the Investment Company Act
	:	of 1940 (“Act”) for an exemption from Sections
The Vanguard Group, Inc.	:	2(a)(32), 5(a)(1), 22(d) and
Vanguard Marketing Corporation and	:	22(e) of the Act and Rule 22c-1 under the
Vanguard Admiral Funds	:	Act, under Sections 6(c) and (17)(b)
Vanguard Bond Index Funds	:	of the Act, for an exemption from
Vanguard California Tax-Free Funds	:	Sections 17(a)(1) and (a)(2) of the Act and
Vanguard Charlotte Funds	:	under Section 12(d)(1)(J) of the Act
Vanguard Chester Funds	:	for an exemption from Sections 12(d)(1)(A)
Vanguard Convertible Securities Fund	:	and 12(d)(1)(B) of the Act.
Vanguard Explorer Fund	:
Vanguard Fenway Funds	:
Vanguard Fixed Income Securities Funds	:	File No. 812-14691
Vanguard Horizon Funds	:
Vanguard Index Funds	:
Vanguard International Equity Index Funds	:
Vanguard Malvern Funds	:
Vanguard Massachusetts Tax-Exempt Funds	:
Vanguard Money Market Reserves	:
Vanguard Montgomery Funds	:
Vanguard Morgan Growth Fund	:
Vanguard Municipal Bond Funds	:
Vanguard New Jersey Tax-Free Funds	:
Vanguard New York Tax-Free Funds	:
Vanguard Ohio Tax-Free Funds	:
Vanguard Pennsylvania Tax-Free Funds	:
Vanguard Quantitative Funds	:
Vanguard Scottsdale Funds	:
Vanguard Specialized Funds	:
Vanguard STAR Funds	:
Vanguard Tax-Managed Funds	:
Vanguard Trustees’ Equity Fund	:
Vanguard Valley Forge Funds	:
Vanguard Variable Insurance Funds	:
Vanguard Wellesley Income Fund	:
Vanguard Wellington Fund	:
Vanguard Whitehall Funds	:
Vanguard Windsor Funds	:
Vanguard World Fund	:
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - x

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I. INTRODUCTION

A. Summary of the Application

     In this application (“Application”), The Vanguard Group, Inc. (“VGI” ), Vanguard Marketing Corporation (“VMC” or “Distributor”) and the various trusts that are listed as applicants to this application (“Trusts,” and collectively with VGI and VMC, the “Applicants”) apply for and request from the U.S. Securities and Exchange Commission (the “Commission”) an order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act, for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Applicants are requesting relief with respect to future series of the Trusts, including the Initial Fund(s) (as discussed below), and other open-end management investment companies or series thereof that currently exist or that may be created in the future and that are actively-managed exchange-traded funds (“ETFs”) (individually, a “Fund” and collectively, “Funds”).1 The Order would permit (a) shares of a Fund (“ETF Shares”) to be redeemable in large aggregations only (“Creation Units”); (b) secondary market transactions in ETF Shares at negotiated prices on a national securities exchange (“Listing Market”), as defined in Section 2(a)(26) of the Act, rather than at net asset value (“NAV”); (c) certain Funds that invest in foreign securities to pay redemption proceeds more than seven calendar days after Creation Units are tendered for redemption; and (d) certain affiliated persons of the Funds and affiliated persons of such affiliated persons (“second tier affiliates”) to buy securities from, and sell securities to, the Funds in connection with the in-kind purchase and redemption of Creation Units (collectively referred to as the “ETF Relief”).

1 All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the
Order in the future will comply with the terms and conditions of the application. Any series of the Trusts, or of other open-end management investment companies, that have multiple share classes will not be able to rely on the
Order.

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     Applicants are also requesting that the Order permit certain investment companies registered under the Act to acquire ETF Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell ETF Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) apply to: (1) with respect to Section 12(d)(1)(B), any Fund as well as any principal underwriter for the Fund and any Brokers selling ETF Shares of a Fund to an Investing Fund, as defined below; and (2) with respect to Section 12(d)(1)(A), each management investment company or unit investment trust registered under the Act that is not part of the same “group of investment companies” as the Funds, and that enters into a FOF Participation Agreement (as defined herein) to acquire ETF Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire ETF Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell ETF Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B) (“Section 12(d)(1) Relief”). In addition, Applicants request relief from Sections 17(a)(l) and (2) of the Act to permit each Fund that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of an Investing Fund to sell its Shares to, and redeem its Shares from, an Investing Fund. An Investing Fund may rely on the requested Order, if granted, only to invest in the Funds and not in any other registered investment company.

     The Funds might include one or more ETFs that invest in other open-end and/or closed-end investment companies and/or ETFs (“FOF ETF”). For purposes of complying with Section 12(d) of the Act, an FOF ETF will either comply with one of the relevant statutory exemptions, for example, Sections

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12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2, or 12d1-3. In addition, an FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1).2

      B. Comparability to Prior Commission Orders

     The requested relief is very similar to the relief granted by the Commission to other actively managed ETFs, including Legg Mason ETF Equity Trust, et al., and Madison ETF Trust, et al. (the “Prior Actively Managed ETF Orders”).3

II.   THE APPLICANTS

       A. The Trusts

     Each Trust is organized as a Delaware statutory trust and is registered under the Act as an open-end management investment company. Each Trust is authorized to offer an unlimited number of series. The Trusts offer and sell their securities pursuant to registration statements on Form N-1A filed with the Commission under the Act and the Securities Act of 1933 (“Securities Act”). Each Fund will (a) be advised by VGI or an entity controlling, controlled by or under common control with VGI (each such entity or any successor thereto, an “Adviser”) and (b) comply with the terms and conditions stated in this Application. Each Fund will operate as an actively-managed ETF.

     Each Fund will have distinct investment strategies that are different from those of the other Funds, and each Fund will attempt to achieve its investment objective by utilizing an “active” management strategy. Each Fund will consist of a portfolio of securities, instruments, other assets or positions (“Portfolio Positions”). If a Fund invests in derivatives, then (a) the Fund’s Board will

2 Applicants may also seek an exemptive order from the Commission to permit certain other types of FOF ETFs that do not comply with existing statutory exemptions, rules and Commission orders. In no case, however, will a Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

3 Legg Mason ETF Equity Trust, et al., File No. 812-14547, Investment Company Act Release Nos. 32360
(November 16, 2016) (notice) and 32391 (December 13, 2016) (order); Madison ETF Trust, et al., File No. 812-
14527, Investment Company Act Release Nos. 32093 (April 25, 2016) (notice) and 32120 (May 23, 2016 (order).

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periodically review and approve the Fund’s use of derivatives and how the Fund’s investment adviser assesses and manages risk with respect to the Fund’s use of derivatives and (b) the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

     Each Fund will adopt certain fundamental policies consistent with the Act. It is anticipated that each Fund will be classified as a “diversified company” under the Act. However, one or more Funds may be classified as a “non-diversified company” under the Act.4 Each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company” (“RIC”) for purposes of the Internal Revenue Code of 1986, as amended (the “Code”), in order to relieve each Fund of any liability for federal income tax to the extent that its earnings are distributed to shareholders.5A Fund may invest in a wholly-owned subsidiary organized under the laws of the Cayman Islands or under the laws of another non-U.S. jurisdiction (a “Wholly-Owned Subsidiary”) in order to pursue its investment objectives and/or ensure that the Fund remains qualified as a RIC for U.S. federal income tax purposes. For a Fund that invests in a Wholly-Owned Subsidiary, the Adviser will serve as investment adviser to both the Fund and the Wholly-Owned Subsidiary.

      B. The Adviser

     An Adviser will be the investment adviser to the Funds. VGI is a Pennsylvania corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and as a transfer agent under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). VGI is wholly and jointly owned by 35 investment companies, each of which is a party to this Application. Any Adviser will be registered under the Advisers Act. An Adviser may enter into a sub-advisory agreement with one or more affiliated or unaffiliated investment advisers, each of which may serve as a sub-adviser to a Fund (each, a “Sub-Adviser”). Each Sub-Adviser will be

4  See Section 5(b) of the Act. To the extent that a Fund is a “non-diversified company,” appropriate risk disclosure will be included in the Fund’s registration statement.

5 In addition, each Trust reserves the right to create Funds which will not operate as RICs.

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registered with the Commission as an investment adviser under Section 203 of the Advisers Act or, alternatively, will not be subject to registration under the Advisers Act.

     C. The Distributor

     The Distributor is a wholly-owned subsidiary of VGI and a broker-dealer registered under the Exchange Act. For purposes of the Order, the term “Distributor” shall include any entity that acts as the distributor and principal underwriter of the Creation Units of ETF Shares in the future and complies with the terms and conditions of the Application. The Distributor will act as the distributor and principal underwriter of the Creation Units of ETF Shares of each Fund. The Distributor will distribute ETF Shares on an agency basis. The Distributor will not be affiliated with any Listing Market.

III. ACTIVELY MANAGED ETFS

      A. Operation of the Funds

            1. Capital Structure and Voting Rights; Book-Entry

     Shareholders of a Fund will have one vote per ETF Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and state laws applicable to the Trust. A Fund will be registered in book-entry form only and the Funds will not issue individual share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding ETF Shares. Beneficial ownership of ETF Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (e.g., broker-dealers, banks, trust companies and clearing companies) (“DTC Participants”). Beneficial Owners will exercise their rights in such securities indirectly through DTC and the DTC Participants. All references herein to owners or holders of such ETF Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified.

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No Beneficial Owner shall have the right to receive a certificate representing such ETF Shares. Conveyances of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of DTC and the DTC Participants.

      2. Investment Objectives

     The Funds may invest in equity securities (“Equity Funds”) or fixed income securities (“Fixed Income Funds”) traded in the U.S. or non-U.S. markets. The Equity Funds that invest in equity securities traded in the U.S. market (“Domestic Equity Funds”), Fixed Income Funds that invest in fixed income securities traded in the U.S. market (“Domestic Fixed Income Funds”) and Funds that invest in equity and fixed income securities traded in the U.S. market (“Domestic Blend Funds”) together are “Domestic Funds.” Funds that invest in foreign and domestic equity securities are “Global Equity Funds.” Funds that invest in foreign and domestic fixed income securities are “Global Fixed Income Funds.” Funds that invest in equity securities and fixed income securities traded in the U.S. or non-U.S. markets are “Global Blend Funds” (and collectively with the Global Equity Funds and Global Fixed Income Funds, “Global Funds”). Funds that invest solely in foreign equity securities are “Foreign Equity Funds,” Funds that invest solely in foreign fixed income securities are “Foreign Fixed Income Funds,” and Funds that invest in both foreign equity and foreign fixed income securities are Foreign Blend Funds (and collectively with Foreign Equity Funds and Foreign Fixed Income Funds, “Foreign Funds”).

     3. Implementation of Investment Strategy

     An Adviser and any Sub-Adviser(s) will not disclose information concerning the identities and quantities of the Portfolio Positions before such information is publicly disclosed and is available to the entire investing public. Notwithstanding the foregoing, prior to disclosure to the general public of the identities and quantities of the Portfolio Positions, an Adviser and any Sub-Adviser(s) may disclose such information solely to the Chief Compliance Officer of the relevant Trust and other compliance personnel

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of such Trust, the Adviser or any Sub-Adviser for purposes of such persons’ monitoring of compliance with each entity’s Code of Ethics (as defined below)6 or other regulatory issues under the “federal securities laws,” as defined in Rule 38a-1 of the Act and to certain service providers for a Fund with whom the Fund has confidentiality agreements, for example, a Fund’s custodian.

4. Depositary Receipts

     Applicants anticipate that the Funds may invest a portion of their assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”). Depositary Receipts are typically issued by a financial institution (a “Depositary”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the Depositary.7 A Fund will not acquire any Depositary Receipts that an Adviser and any Sub-Adviser(s) deems to be illiquid or for which pricing information is not readily available.

5. Listing Market

    After receiving authorization from its Board to offer a Fund, a Trust will submit an application to

6 The Adviser and the Distributor each have adopted a Code of Ethics as required under Rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser has adopted policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-
public information by the Adviser or any associated person, as well as compliance policies and procedures as required under Rule 206(4)-7 under the Advisers Act. Any Sub-Adviser to a Fund will be required to adopt and maintain a similar code of ethics and insider trading and compliance policies and procedures. In accordance with the
Adviser’s Code of Ethics and policies and procedures designed to prevent the misuse of material non-public information, personnel of the Adviser with knowledge about the composition of a Creation Basket (defined below)
will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

7 Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”).
With respect to ADRs, the Depositary is typically a U.S. financial institution and the Underlying Securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on a Listing Market or off-exchange. Rule 6620 of the Financial Industry Regulatory Authority (“FINRA”) requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depositary may be a foreign or a U.S. entity, and the Underlying
Securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or of an Adviser or any Sub-Adviser(s) or any Fund will serve as the Depositary for any Depositary Receipts held by a Fund.

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list ETF Shares on a Listing Market.8 It is expected that one or more member firms of the Listing Market will maintain a market for the ETF Shares.9As long as a Fund operates in reliance on the requested Order, ETF Shares of the Fund will be listed on a Listing Market. The Fund may also be cross-listed on one or more foreign securities exchanges. Other than a market maker, no affiliated person or affiliated person of an affiliated person of a Fund will maintain a secondary market in ETF Shares.

     ETF Shares will be listed on the Listing Market and traded in the secondary market in the same manner as other equity securities. The price of ETF Shares trading on the secondary market will be based on a current bid offer market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Purchases and sales of ETF Shares in the secondary market, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

B. Purchases and Redemptions of Creation Units

     ETF Shares of each Fund will be issued in Creation Units, expected to be, of 25,000 or more ETF Shares. The Funds will offer and sell Creation Units of a Fund through the Distributor on a continuous basis at the NAV per ETF Share next determined after receipt of an order in proper form. The NAV of ETF Shares will be determined as of the close of regular trading on the New York Stock Exchange (“NYSE”) on each day that the NYSE is open. A “Business Day” is defined as any day that the Fund is open for business, including as required by Section 22(e) of the Act. The Funds will sell and redeem Creation Units only on Business Days. Applicants anticipate that the initial price of an ETF Share will range from $20 to $200 and that the initial price of a Creation Unit will range from $1,000,000 to $20,000,000.

8  No Market Maker, as defined below, will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due to ownership of ETF Shares, as described below.

9  If Funds are listed on The NASDAQ Stock Market LLC (“Nasdaq”), BATS or a similar electronic Listing Market
(including NYSE Arca), one or more member firms of that Listing Market will act as market maker (“Market
Maker”) and maintain a market for the ETF Shares trading on that Listing Market. On Nasdaq, no particular Market
Maker would be contractually obligated to make a market in ETF Shares. However, the listing requirements on
Nasdaq, for example, stipulate that at least two Market Makers must be registered in ETF Shares to maintain a listing. In addition, on Nasdaq, BATS and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions.

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1. Placement of Orders to Purchase Creation Units

     In order to keep costs low and permit each Fund to be as fully invested as possible, ETF Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their ETF Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).10 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.” In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions),11 except:

     (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;12 or (c) TBA Transactions,13 short positions in securities (“Short Positions”), and other positions that

10 The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit
Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

11 The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business
Day.

12 A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

13 A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, paramount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Instrument or
Redemption Instrument.

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cannot be transferred in kind14 will be excluded from the Creation Basket.15

     If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Balancing Amount”). A difference may occur where the market value of the Creation Basket changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (c) above. Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

     (a) to the extent there is a Balancing Amount, as described above;

     (b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions, or all purchases and redemptions on that day will be made entirely in cash;

     (c) if, upon receiving a purchase or redemption order from an Authorized Participant,16 the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;17

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming ETF Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments,      respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Global Funds

14 This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

15 Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

16 The term “Authorized Participant” is defined below in Part III.B.2.

17 In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis
(whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, an Adviser may be able to obtain better execution than ETF
Share purchasers because of an Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption.
As a result, tax considerations may warrant in-kind redemptions.

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or Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers, or other similar circumstances; or

     (e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of shares of a Global Fund or Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.18 Each Business Day, before the open of trading on the Listing Market, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing, as described in this Section III.B.1, may be referred to as the “Portfolio Deposit.”

2. Settlement Process

     All orders to purchase Creation Units must be placed with the relevant Trust’s transfer agent or the Distributor by or through an “Authorized Participant,” which is a DTC Participant that has executed a “Participant Agreement” with the Distributor. Authorized Participants may be, but are not required to be, members of the Listing Market. Investors may obtain a list of Authorized Participants from the Distributor.

18 A “custom order” is any purchase or redemption of a Creation Unit made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

                                                                                                                                                                                                        15

     Purchase orders for Creation Units will be processed either through a manual clearing process or through an enhanced clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of exchange-traded investment company securities, such as Creation Units of Funds. The enhanced clearing process (the “NSCC Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (the “DTC Process”) involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities, while the NSCC Process involves the movement of one unitary basket, DTC will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

     With respect to any Foreign Fund or Global Fund, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below. The NSCC Process is not currently available for purchases or redemptions of Creation Units of ETF Shares of Foreign Funds, Global Funds or Fixed Income Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Foreign Funds or Global Funds must have international trading capabilities and must deposit the Portfolio Deposit with the Fund “outside” the NSCC Process through the relevant Fund’s custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Foreign Fund or a Global Fund will operate as follows. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the Order Cut-Off Time (as defined below) on the Transmittal Date (as defined below). Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and custodian. Once the custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant

                                                                                                                                                                                                       16

Foreign Fund or Global Fund. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Portfolio Deposit.

     Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the custodian that the required securities have been delivered, the custodian will notify the Adviser and Distributor. The Distributor will then deliver a confirmation and Prospectus to those Authorized Participants placing orders for Creation Units. In addition, the Distributor will maintain a record of the instructions given to the relevant Trust to implement the delivery of ETF Shares. The ETF Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities and, except as described below, in the same manner as the ETF Shares and Deposit Instruments of Equity Funds. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. ETF Shares will typically settle through DTC. The custodian will monitor the movement of the underlying Deposit Instruments and will instruct the movement of ETF Shares only upon validation that such securities have settled correctly. The settlement of ETF Shares will be aligned with the settlement of the underlying Deposit Instruments and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the relevant Trust on behalf of each Fund.19 Applicants do not believe the issuance and settlement of

19 Applicants note that ETF Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that ETF Shares of each Fixed Income
Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Positions through ETF Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income
Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed
Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that
ETF Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such ETF Shares may trade in the secondary market at a slight premium to NAV per ETF Share that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed
Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage

                                                                                                                                                                                                        17

Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of ETF Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of ETF Shares of the Fixed Income Funds.

     All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the close of regular trading on the NYSE, generally 4 p.m., ET (“Order Cut-Off Time”) in each case on the date such order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV per ETF Share determined on the Transmittal Date. In the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. ET, or such earlier time as may be designated by the Funds and disclosed to Authorized Participants.  The Distributor will maintain a record of Creation Unit purchases and will send out confirmations of such purchases. The Distributor will transmit all purchase orders to the relevant Fund. The Fund may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Deposit Instruments and any cash payment, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of ETF Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation order to those Authorized Participants placing purchase orders.

3. Redemption

     Just as ETF Shares can be purchased from a Fund only in Creation Unit size aggregations, such ETF Shares similarly may be redeemed only if tendered in Creation Units (except in the event a Fund is liquidated).20 Redemption requests must be placed by or through an Authorized Participant. As required activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

20 In the event that a Trust or any Fund is liquidated, the composition and weighting of the Portfolio Positions to be made available to redeemers shall be established as of such liquidation date. There are not specific liquidation events, but a Trust or any Fund may be liquidated by a majority vote of the Board of the Trust. In the event of a liquidation, the Board of the Trust in its sole discretion could determine to permit the ETF Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all Beneficial Owners, with an
“in kind” election for Beneficial Owners owning in excess of a certain stated minimum amount.

                                                                                                                                                                                                     18

by law, redemption requests in good order will receive the NAV per ETF Share next determined after the request is received in proper form.21 As with purchases, redemptions of ETF Shares may be made either through the NSCC Process or through the DTC Process.

     When redeeming a Creation Unit of a Foreign Fund or a Global Fund and taking delivery of Redemption Instruments in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Instruments are customarily traded.

4. Pricing of ETF Shares

     The price of ETF Shares trading on the Listing Market will be based on a current bid/offer market. The price of ETF Shares, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Positions held by such Fund. ETF Shares, available for purchase or sale on an intraday basis on the Listing Market, do not have a fixed relationship either to the previous day’s NAV per ETF Share nor the current day’s NAV per ETF Share. Therefore, prices on the Listing Market may be below, at, or above the most recently calculated NAV per ETF Share. The price at which ETF Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV per ETF Share, which should ensure that ETF Shares will not trade at a material premium or discount in relation to NAV per ETF Share. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of ETF Shares on the Listing Market will be subject to customary brokerage commissions and charges.

21 Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act or by the exemptive relief being requested in this Application.

                                                                                                                                                                                                         19

     Applicants believe that the existence of a continuous trading market on the Listing Market for ETF Shares, together with the publication by the Listing Market of the estimated NAV of an ETF Share, will be a key advantage of the Trusts in contrast to a traditional mutual fund.

C. Likely Purchasers of ETF Shares

     Applicants expect that there will be several categories of market participants who will be interested in purchasing Creation Units of the Funds. One is the institutional investor that desires to keep a portion of its portfolio invested in a professionally managed, diversified portfolio of securities and finds the ETF Shares a cost effective means to do so. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of ETF Shares on the Listing Market versus the aggregate value of the Portfolio Positions held by such Fund. Applicants do not expect that arbitrageurs will hold positions in ETF Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing, will enhance the liquidity of the secondary market as well as keep the market price of ETF Shares close to their NAV per ETF Share. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs.

     In the above examples, purchasers of ETF Shares in Creation Units may hold such ETF Shares or sell them into the secondary market. Applicants expect that secondary market purchasers of ETF Shares will include both institutional investors and retail investors for whom such ETF Shares provide a useful, retail-priced, exchange-traded mechanism for investing in securities.

D. Disclosure Documents

     Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(3) of the Securities Act excepts certain

                                                                                                                                                                                                        20

transactions by dealers from the provisions of Section 5 of the Securities Act,22 Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

     Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the above provisions require the delivery of a statutory or summary prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

     The Distributor will coordinate the production and distribution of Prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided for every secondary market purchase of ETF Shares.23

E. Sales and Marketing Materials

     Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Fund and a conventional “open-end investment company” or “mutual fund.” A Fund will not be advertised or marketed or otherwise “held out” as shares of a traditional open-end investment company or a mutual fund. To that end, the designation of a Fund in all marketing materials will be limited to the terms “actively-managed exchange-traded fund,” “ETF,” “investment company,” “fund” and “trust,” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast a Fund with other open-end funds. All marketing materials that describe the features or method of obtaining, buying or selling Creation Units or ETF Shares traded on the Listing Market, or refer to redeemability, will

22 Applicants note that Prospectus delivery is not required in certain instances, including purchases of a Fund by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in a Fund (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a Prospectus-delivery obligation with respect to a Fund will be reminded that under Securities Act Rule
153, a Prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Listing
Market in connection with a sale on such Listing Market, is satisfied by the fact that the Prospectus and SAI (as defined below) are available at such Listing Market upon request.

23 To the extent that a Fund is using a summary prospectus pursuant to Rule 498 under the Securities Act, the summary prospectus may be used to meet the prospectus delivery requirements.

                                                                                                                                                                                                        21

prominently disclose that ETF Shares are not individually redeemable and will disclose that the owners of the Fund may acquire those shares from the Fund or tender those shares for redemption to the Fund in Creation Units only. This type of disclosure also will be provided in the shareholder reports issued or circulated in connection with the ETF Shares. Applicants also note that Section 24(d) of the Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

F. Availability of Information Regarding ETF Shares

     Each Fund’s website (“Website”), which will be publicly available before the offering of ETF Shares, will include the Fund’s Prospectus, statement of additional information (“SAI”), and summary prospectus, if used, and additional quantitative information that is updated on a daily basis, including, for each Fund, the prior Business Day’s NAV per ETF Share and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV per ETF Share (the “Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per ETF Share. The Website and information will be publicly available at no charge. In addition, the Listing Market will disseminate every 15 seconds throughout regular trading hours, through the facilities of the Consolidated Tape Association, an estimated NAV, which is an amount per ETF Share representing the current value of the Portfolio Positions that were publicly disclosed prior to the commencement of trading in ETF Shares on the Listing Market. Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

     The Listing Market also is expected to disseminate a variety of data with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines; information with respect to recent NAV per ETF Share, net accumulated dividend, final dividend amount to be paid, ETF Shares outstanding, estimated Balancing Amount and total Balancing Amount per Creation Unit will be made available prior to the opening of the Listing Market. Each Fund will make available on a daily basis and intra-day basis

                                                                                                                                                                                                        22

as necessary through NSCC the names and quantities in a Creation Basket, as well as information regarding the Balancing Amount. On each Business Day, before commencement of trading in ETF Shares on a Fund’s Listing Market, the Fund will disclose on the Website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund’s calculation of NAV per ETF Share at the end of the Business Day.24 The disclosure will look through any Wholly-Owned Subsidiary and identify the specific Portfolio Positions held by that entity.

With respect to the Funds, in addition to the list of names and quantities constituting the Creation Basket, it is intended that, on each Business Day, the Balancing Amount effective as of the previous Business Day, per outstanding ETF Share of each Fund, will be made available.

G. Transaction Fees

     Each Fund may recoup the settlement costs charged by NSCC and DTC by imposing a “Transaction Fee” on Authorized Participants who purchase or redeem Creation Units. For this reason, Authorized Participants purchasing or redeeming ETF Shares through the DTC Process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process. Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant purchase and redemption of Creation Units. Where a Fund permits an in-kind purchaser or redeemer to deposit or receive cash in lieu of one or more Deposit Instruments or Redemption Instruments, the purchaser or redeemer may be assessed a higher Transaction Fee to offset the cost of buying or selling those particular Deposit Instruments or Redemption Instruments. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fee for

24 Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the
Business Day.

                                                                                                                                                                                                           23

the purchase or redemption of ETF Shares may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board.

H. Operational Fees and Expenses; Shareholder Transaction Expenses

     All expenses incurred in the operation of the Funds will be allocated among the various Funds in accordance with the Funds’ Service Agreement.25 No sales charges for purchases of shares of any Fund will be imposed. As indicated above, each Fund may charge a Transaction Fee in connection with the purchase and redemption of Creation Units of its ETF Shares.

I. Shareholder Reports

With each distribution, a Fund will furnish to DTC Participants for distribution to Beneficial Owners of ETF Shares information setting forth the amount being distributed, expressed as a dollar

25 In 1975, the Commission granted exemptive relief to certain funds advised and managed by Wellington
Management Company that permitted those funds to internalize their corporate administrative functions by owning and operating a service company – VGI – that would provide those functions at cost (Refer to Investment Company
Act Release Nos. 8644 (Jan. 17, 1975) (notice) and 8676 (Feb. 18, 1975) (order). The 1975 order was amended in
1981, 1983, 1987 and 1992, in each case to increase VGI’s authorized capital. See Investment Company Act
Release Nos. 1176 (May 4, 1981); 13613 (Nov. 3, 1983); 15846 (July 2, 1987); and 19184 (Dec. 29, 1992). None
of the amending orders affected the allocation methodologies). Before granting the 1975 order, the Commission reviewed a proposed Funds’ Service Agreement under which each Vanguard fund would pay VGI its portion of the actual cost of operating VGI. After the 1975 order was granted, the Vanguard funds entered into the Funds’ Service
Agreement with VGI, which agreement, as amended, is still in effect. According to the most recent version of the agreement, each Vanguard fund must pay VGI “its share of the direct and indirect expenses of [VGI’s] providing corporate management and administrative services, including distribution services of an administrative nature, as allocated among the funds, with allocation of indirect costs based on one or more of the following methods of allocation . . .” – those methods being net assets, personnel time of VGI employees, number of shareholder accounts, and/or such other methods of allocation as may be approved by VGI’s Board of Directors. In 1981, after several contested administrative hearings, the Commission granted further relief that permitted the Vanguard funds to internalize the funds’ marketing and distribution through a new subsidiary of VGI – VMC – that would provide distribution services at cost (Refer to Investment Company Act Release No. 11645 (Feb. 25, 1981) (Opinion of the
Commission and Final Order). The 1981 order concluded that “[t]he proposed plan benefits each fund within a reasonable range of fairness. Specifically, the plan promotes a healthy and viable mutual fund complex within which each fund can better prosper; enables the [f]unds to realize substantial savings from advisory fee reductions;
promotes savings from economies of scale; and provides the [f]unds with direct and conflict-free control over distribution functions). The 1981 order requires that VMC’s expenses be allocated among the Vanguard funds according to a formula (the “Distribution Formula”) based 50% on a fund’s average month-end net assets during the preceding quarter relative to the average month-end net assets of the other Vanguard funds, and 50% based on the fund’s sales of new shares relative to the sales of new shares of the other Vanguard funds during the preceding
24 months. To ensure that a new fund is not unduly burdened, the Distribution Formula includes a ceiling so that no fund’s payment (expressed as a percentage of its assets) exceeds 125% of the average expenses of the funds as a group (expressed as a percentage of the group’s total assets). In addition, no fund may pay more than 0.2% of its average month-end net assets for distribution. After the SEC issued the 1981 order, the Funds’ Service Agreement was amended to include the Distribution Formula.

                                                                                                                                                                                                           24

amount per ETF Share. Beneficial Owners also will receive annually notification as to the tax status of the Fund’s distributions. After the end of each fiscal year, each Fund will make available to DTC Participants, for distribution to each person who was a Beneficial Owner of ETF Shares at the end of the fiscal year, an annual report to shareholders containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies of semi-annual shareholder reports will also be made available to DTC Participants for distribution to Beneficial Owners of ETF Shares.

IV. FUNDS OF ACTIVELY MANAGED ETFS

A. The Investing Funds

     As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the Act (each, an “Investing Fund Sub-Adviser”). Each Investing Fund Adviser will be registered as an investment adviser under the Advisers Act. Any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act, unless not required to register.

B. Proposed Transactions

     Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and (B) of the Act. Applicants also propose that the Investing Funds be

                                                                                                                                                                                                         25

permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the Act.

C. Fees and Expenses

     Shares of the Funds will be sold by the Funds without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are intended to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D. Conditions and Disclosure Relating to Section 12(d)(1) Relief

     To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Adviser that is the same as the Investing Fund Adviser or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.

V. IN SUPPORT OF THE APPLICATION

A. Summary of the Application

                                                                                                                                                                                                          26

     Applicants seek an order from the Commission permitting: (1) a Fund to issue ETF Shares that are redeemable in Creation Units only; (2) secondary market transactions in ETF Shares at negotiated prices, rather than at the current offering price described in the Fund’s Prospectus; (3) certain Funds that invest in foreign equity securities to pay redemption proceeds more than seven calendar days after Creation Units are tendered for redemption, and (4) certain affiliated persons and second tier affiliates of the Trust to deposit securities into, and receive securities from, the Trust in connection with the purchase and redemption of Creation Units. Applicants are also requesting that the Order permit Investing Funds to acquire ETF Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, the Distributor, and Brokers to sell ETF Shares beyond the limitations in Section 12(d)(1)(B).

     The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

     The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”26 The ETF Shares proposed to be offered would provide an exchange-traded investment company product available to both retail and institutional investors. As such, Applicants believe the ETF Shares are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of

26 Investment Company Act Release No. 17534 (June 15, 1990), at 84.

                                                                                                                                                                                                           27

securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction, including the
consideration to be paid or received, are reasonable and fair and do not involve any overreaching on the part of any
person concerned; the proposed transaction is consistent
with the policy of each registered investment company
concerned. . .; and the proposed transaction is consistent
with the general purposes of [the Act].

     The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by the Fund based on NAV per ETF Share. The Deposit and Redemption Instruments for a Fund are based on a standard applicable to all persons and valued in the same manner in all cases. Except with respect to cash as determined in accordance with the procedures described in subsection III.B.1 above, the Deposit Instruments and Redemption Instruments for a Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, the Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transactions are (or will be) consistent with each Fund’s policies and with the general purposes of the Act.

     Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are similar to those granted in the Prior Actively Managed ETF Orders.

B. Benefits of the Proposal

                                                                                                                                                                                                         28

     The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend. Applicants believe that the relief requested herein, if granted, will result in additional benefits, including but not limited to:

  providing investors with increased flexibility in satisfying their investment needs by allowing them to purchase and sell a low cost security representing a broad professionally managed portfolio of securities at negotiated prices throughout the trading day;

  serving to accommodate and “bundle” order flow that would otherwise flow to the cash market, thereby allowing such order flow to be handled more efficiently and effectively;

  providing an easy and inexpensive method to clear and settle a portfolio of securities; and

  providing investors with greater investment flexibility by permitting them to respond quickly to market changes, engage in hedging strategies not previously available to retail investors, and reducing transaction costs for trading a portfolio of securities.

     Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. ETF Shares, which will be listed on the Listing Market, will trade throughout the Listing Market’s regular trading hours. Also, the price at which ETF Shares trade will be disciplined by arbitrage opportunities created by the option of Authorized Participants to purchase or redeem ETF Shares in Creation Units each day, which should help ensure that ETF Shares will not trade at a material discount or premium in relation to their NAV per ETF Share. The continuous ability to purchase and redeem ETF Shares in Creation Units also means that ETF Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

                                                                                                                                                                                                         29

VI. REQUEST FOR ORDER

A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

     Section 5(a)(1) of the Act defines an “open-end company” as “a management [investment] company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

     Applicants believe that the Fund could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. ETF Shares are securities “under the terms of which” an owner may receive his proportionate share of the Fund’s current net assets; the unusual aspect of ETF Shares is that they can be redeemed only in Creation Unit-size aggregations. Because the redeemable Creation Units of a Fund can be unbundled into individual shares that are not individually redeemable, a question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if individual ETF Shares are viewed as non-redeemable securities. In light of this open question, Applicants request an order to permit each Trust to register or maintain its registration as an open-end management investment company and issue ETF Shares that are redeemable only in Creation Units, as described herein.

     Although ETF Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units it is expected that the market price of an individual ETF Share will not differ materially from its NAV. Historical data relating to other ETFs trading on Listing Markets support this view.

     The relief requested and the structure described in this Application are very similar to that granted by the Commission in the Prior Actively Managed ETF Orders, which permit Creation Units to be separated into shares that are not individually redeemable. Applicants believe that the issues raised in this

                                                                                                                                                                                                          30

Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the Prior Actively Managed ETF Orders and merit the same relief.

     Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of ETF Shares may purchase the requisite number of ETF Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Listing Market will afford all holders of ETF Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual shares of a Creation Unit, taken together, should not vary materially from the NAV of Creation Units. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual ETF Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual ETF Shares for accumulation into a Creation Unit may outweigh the benefits of redemption. Applicants believe that the Commission has the authority under Section 6(c) of the Act to grant the limited relief sought under Sections 2(a)(32) and 5(a)(1) of the Act. The Commission is authorized by Section 6(c) of the Act to exempt:

any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act]
or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

     As noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. Applicants believe that ETF Shares will be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants further believe that exempting the Funds to permit them to register as open-end investment companies and issue redeemable Creation Units that can be separated into individual ETF Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act. Accordingly, Applicants request that this Application for an order of exemption

                                                                                                                                                                                                         31

be granted.

B. Exemption from the Provisions of Section 22(d) and Rule 22c-1

     Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 provides, in relevant part, that:

No registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

     ETF Shares will be listed on a Listing Market and one or more market makers will maintain a market for such shares. ETF Shares will trade on and away from the Listing Market at all times on the basis of current bid/offer prices and not on the basis of NAV per ETF Share next calculated after receipt of any sale order. Therefore, the purchase and sale of the ETF Shares arguably will not occur at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV per ETF Share next computed after receipt of an order, as required by Rule 22c-1.

     Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an order under Section 6(c) of the Act exempting them from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of ETF Shares on and away from the Listing Market at prices based on a bid/offer market, rather than the next computed NAV per ETF Share of the relevant Fund. The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of the ETF Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and

                                                                                                                                                                                                           32

contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.27 The first two purposes -- preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers -- would not seem to be relevant issues for secondary trading by dealers in ETF Shares. Secondary market transactions in ETF Shares would not cause dilution for owners of such shares because such transactions do not directly involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.28 Similarly, secondary market trading in ETF Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of ETF Shares.

     With respect to the third possible purpose of Section 22(d) – eliminating price competition between contract and non-contract dealers – Applicants represent that there will be no contract dealers. Moreover, all investors will have the ability to acquire ETF Shares on the same terms (either by purchasing them on the secondary market or from the issuing Fund as part of a Creation Unit) and can thereafter sell them; therefore, no dealer should have an advantage over any other dealer in the sale of ETF Shares. Applicants note that secondary market transactions in ETF Shares generally should occur at prices roughly equivalent to their NAV. If the price of ETF Shares should fall below the proportionate

27 See Protecting Investors: A Half Century of Investment Company Regulation (May 1992), at 299-303; Investment
Company Act Release No. 13183 (April 22, 1983).

28 The purchase and redemption mechanisms, which include (i) the Transaction Fees imposed on creating and redeeming entities, and (ii) in-kind deposits made by creating entities and in-kind distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing shareholders.

                                                                                                                                                                                                         33

NAV per ETF Share of the underlying Fund assets, an investor needs only to accumulate enough individual ETF Shares to constitute a Creation Unit in order to redeem such Creation Unit at NAV. Competitive forces in the marketplace should thus ensure that the difference between the NAV and the secondary market price for ETF Shares is not material. Applicants believe that the nature of the markets in the Portfolio Positions underlying the investment objective and strategy of each Fund will be the primary determinant of premiums or discounts. Prices in the secondary market for ETF Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Positions held by a Fund. An investor executing a trade in ETF Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the true or actual NAV per ETF Share next computed by the Trust. (Indeed, such an investor might not wish to wait for the computation of such true or actual NAV per ETF Share before selling or purchasing.) Applicants believe that the ability to execute a transaction in ETF Shares at an intra-day trading price has, and will continue to be, a highly attractive feature to many investors. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in ETF Shares in reliance on the efficiency of the market. Although the portfolio of each Fund will be managed actively, Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. The identities and quantities of the Portfolio Positions of each Fund will be disclosed daily. Further, the portfolio could be reconstituted on a daily basis pursuant to the strategy of the Adviser. Information regarding any reconstitution will be made available to all market participants. On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming, and pricing Creation Units and pricing and trading ETF Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act. Accordingly, the Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22(c)-1.

                                                                                                                                                                                                           34

C. Exemption from the Provisions of Section 22(e)

     Applicants seek an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act for certain Foreign and Global Funds under the circumstances described below.29 Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption.

     Applicants observe that the settlement of redemptions of Creation Units of the Foreign Funds and Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Positions to redeeming investors, coupled with local market holiday schedules, could require a delivery process of up to 14 calendar days, rather than the 7 calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Positions of each Foreign Fund or Global Fund customarily clear and settle, but in all cases no later than 14 days following the tender of a Creation Unit. With respect to Funds that are Foreign Funds or Global Funds, Applicants seek the relief from Section 22(e) only to the extent that circumstances exist similar to those described herein. The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 14 calendar days, needed to deliver the proceeds for each affected Foreign Fund or Global Fund.

29Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

                                                                                                                                                                                                           35

     Except as disclosed in the SAI for any Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Funds or Global Funds relating to those countries or regions are expected to be made within 7 days. Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within 14 calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within 14 calendar days following a redemption request would adequately afford investor protection. Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Positions of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of ETF Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, may be required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds and Global Funds that do not effect redemptions in-kind.

     If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of 14 calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the

                                                                                                                                                                                                          36

redemption process. Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained in prior exemptive relief, including the Prior Actively Managed ETF Orders.

   On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

     D. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2) Relating to ETF Relief

  Applicants seek an exemption from Section 17(a) of the Act pursuant to Section 17(b) and Section 6(c) of the Act to allow certain affiliated persons or second tier affiliates of the Funds to effectuate purchases and redemptions of Creation Units in-kind. Section 17(a) of the Act, in general, makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company , or any
affiliated person of such a person, promoter or principal
underwriter, acting as principal –

(1) knowingly to sell any security or other property to such registered investment company unless such sale involves
solely (A) securities of which the buyer is the issuer, (B)
securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust by the depositor thereof; [or]

(2) knowingly to purchase from such registered company
any security or other property (except securities of which the seller is the issuer) . . . .

                                                                                                                                                                                                           37

     Section 17(b) authorizes the Commission to grant an exemption from Section 17(a) upon application if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

     Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c).30

Section 2(a)(3) of the Act defines an affiliated person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 percentum or more of the
outstanding voting securities of such other person; (B) any
person 5 percentum or more of whose outstanding voting
securities are directly or indirectly owned, controlled, or
held with power to vote, by such other person; (C) any
person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any
officer, director, partner, copartner or employee of such
other person; [and] (E) if such other person is an investment company, any investment adviser thereof or any member of
an advisory board thereof. . . .

     Section 2(a)(9) of the Act defines “control” as “the power to exercise a controlling influence over the management or policies” of a company and provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.” The Funds may be deemed to be controlled by its Adviser or an entity controlling, controlled by or under common control with its Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with

30 See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the
Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

                                                                                                                                                                                                         38

any other registered investment company (or series thereof) advised by its Adviser or an entity controlling, controlled by or under common control with its Adviser (an “Affiliated Fund”).

     There exists a possibility that, with respect to one or more Funds and each Trust, an institutional investor could own 5% or more of that Fund or Trust, or in excess of 25% of the outstanding ETF Shares of a Fund, making that investor an affiliated person of the Fund or the Trust under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. For so long as such an investor was deemed to be an affiliated person, Section 17(a)(1) could be read to prohibit that investor from depositing the Deposit Instruments with a Fund in return for a Creation Unit (an in-kind purchase). Similarly, Section 17(a)(2) could be read to prohibit such an investor from entering into an in-kind redemption procedure with a Fund. Since the Section 17(a) prohibitions apply to second tier affiliates, these prohibitions would also apply to affiliated persons of such investors, as well as persons holding 5% or more, or more than 25%, of the shares of an Affiliated Fund. Applicants request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the ETF Shares, of one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

     Applicants assert that no useful purpose would be served by prohibiting the persons described above from making in-kind purchases or in-kind redemptions of Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination among purchasers or among redeemers. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Positions currently held by the relevant Funds and the valuation of the Deposit Instruments and Redemption Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer.

                                                                                                                                                                                                         39

Except with respect to cash as determined in accordance with the procedures described in subsection III.B.1 above, the Deposit Instruments and Redemption Instruments for a Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer.

     Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund reduce expenses and therefore aid in achieving the Fund’s objectives. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to the Applicants and any affiliated persons or second tier affiliates because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Positions held by a Fund is the same as that used for calculating in-kind purchase or redemption values and therefore creates no opportunity for such persons or the Applicants to effect a transaction detrimental to the other holders of shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Positions held by a Fund as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its NAV per ETF Share will not be adversely affected by such securities transactions.

     For the reasons set forth above, Applicants believe that (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

E. Section 12(d)(1) of the Act

                                                                                                                                                                                                          40

     Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the Act.

     Section 12(d)(1)(J) of the Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

     Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.31 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.32 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be

31 House Hearing, 76th Cong., 3d Sess., at 113 (1940).

32 Hearing on S. 3580 Before the Subcomm. Of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114
(1940).

                                                                                                                                                                                                           41

prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”33

     Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).34 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).35

     Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

     The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order. Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Investing

33 House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

34 See, H.R. REP. NO 91-1382, 91st Cong., 2d Sess., at 11 (1970).

35 REPORT OF THE SECURITIES AND EXCHANGE COMMISSION ON THE PUBLIC POLICY
IMPLICATIONS OF INVESTMENT COMPANY GROWTH, H.R. REP. NO. 2337, 89th Cong., 2d Sess., 311-324
(1966).

                                                                                                                                                                                                           42

Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.

     For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. The condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

     Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of a Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

     Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an

                                                                                                                                                                                                         43

“Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

     A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A).

    With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

     Under Condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“independent directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

     In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

                                                                                                                                                                                                         44

     Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in FINRA Rule 2341.

     The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.36 No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, other than a Wholly-Owned Subsidiary of the Fund, and except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures,

36 Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

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the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A), other than a Wholly-Owned Subsidiary, mitigates concerns about layering of fees.

     As noted above, the Funds may invest in Wholly-Owned Subsidiaries to pursue their investment objectives and/or for the purpose of assuring that the Funds continue to qualify as RICs under Subchapter M of the Code. The use of a Wholly-Owned Subsidiary in this limited context and for this limited purpose does not raise the concerns about undue influence, layering of fees and complex structures that Section 12(d)(1) was designed to prevent. Applicants represent that: (1) a Fund is the sole and legal beneficial owner of its Wholly-Owned Subsidiary, which addresses any concerns regarding pyramiding of voting control as a means of undue influence; (2) the Adviser or Sub-Adviser will manage the investments of both a Fund and its Wholly-Owned Subsidiary, thus further eliminating any concerns over undue influence by the Adviser or Sub-Adviser; (3) each Fund is aware that its investment in a Wholly-Owned Subsidiary enables the Fund to continue to qualify as a RIC; and (4) there is no inappropriate layering of fees and expenses as a result of a Fund investing in a Wholly-Owned Subsidiary. A Fund that invests in a Wholly-Owned Subsidiary will consolidate its financial statements with the Wholly-Owned Subsidiary’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation. In assessing compliance with the asset coverage requirements under Section 18(f) of the Act, a Fund will deem the assets, liabilities and indebtedness of a Wholly-Owned Subsidiary in which the Fund invests as its own. In addition, the expenses of the Wholly-Owned Subsidiary are included in the total annual fund operating expenses in the prospectus of the relevant Fund. A Wholly-Owned Subsidiary may rely on Sections 3(c)(1) or 3(c)(7) of the Act to exempt it from registration as an investment company.

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     On the basis of the foregoing, Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

F. Sections 17(a)(1) and 17(a)(2) of the Act Relating to Section 12(d)(1) Relief.

     Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.

     Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

     Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

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(i) the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii) the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii) the proposed transaction is consistent with the general purposes of the Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

     Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

     Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

     Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or

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redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.37

     Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

     Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

     For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the

37 To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary.
However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund
and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

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proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VII. EXPRESS CONDITIONS TO THIS APPLICATION

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A. ETF Relief

    1. A Fund will not be advertised or marketed as an open-end investment company or mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that ETF Shares are not individually redeemable and that owners of ETF Shares may acquire those ETF Shares from the Fund and tender those ETF Shares for redemption to the Fund in Creation Units only.

    2. The Website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per ETF Share basis for each Fund, the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

3. As long as a Fund operates in reliance on the Order, its ETF Shares will be listed on a Listing Market.

    4. On each Business Day, before commencement of trading in ETF Shares on a Fund’s Listing Market, the Fund will disclose on its Website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund’s calculation of NAV per ETF Share at the end of the Business Day.

5. An Adviser and any Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to

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acquire any Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.

     6. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed exchange-traded funds.

B. Section 12(d)(1) Relief

     1. The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

     2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

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     3. The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

     4. Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

     5. The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund

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Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

     6. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

     7. The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated

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Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

     8. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

     9. Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the FOF Participation

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Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

     10. Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

     11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

     12. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent (i) permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes, or (ii) the Fund invests in a Wholly-Owned Subsidiary that is a wholly-owned and controlled subsidiary of the Fund as described in the Application. Further, no Wholly-Owned Subsidiary will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes.

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VII. NAMES AND ADDRESSES

     Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is as indicated on the first page of this Application. The Applicants further state that all written or oral communications concerning this Application should be directed to:

W. John McGuire, Esq.
(202) 373-6799
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue N.W.
Washington, D.C. 20004

Brian P. Murphy
The Vanguard Group, Inc.
Mail Stop V26
P.O. Box 2600
Valley Forge, PA 19482-2600

VIII. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

     Applicants file this Application in accordance with Rule 0-2 under the Act, and state that their address is printed on the Application’s facing page, and that they request that all written communications concerning the Application be directed to the persons and address printed on the Application’s facing page. Also, Applicants have attached as exhibits to the Application the required verifications.

     In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Anne E. Robinson, Secretary, Managing Director, and General Counsel of VGI, Senior Vice President and Director of VMC, and Secretary of each of the Trusts, is authorized to sign and file this document on behalf of VGI, VMC, and the Trusts. In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

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     Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the Relief requested by this Application.

Dated: May 19, 2017

EACH OF THE VANGUARD TRUSTS IDENTIFIED AS AN
APPLICANT TO THIS APPLICATION

By: /s/ Anne E. Robinson
Name: Anne E. Robinson
Title: Secretary

THE VANGUARD GROUP, INC.

By: /s/ Anne E. Robinson
Name: Anne E. Robinson
Title: Secretary, Managing Director and
General Counsel

VANGUARD MARKETING CORPORATION

By: /s/ Anne E. Robinson
Name: Anne E. Robinson
Title: Senior Vice President and Director

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Verifications

The undersigned states that she has duly executed the attached Application dated May 19, 2017 for and on behalf of The Vanguard Group, Inc., Vanguard Marketing Corporation, and each of the Vanguard funds identified on the cover page as an Applicant to this Application (the “Trusts”); that she is an officer and/or a director of each of those entities; and that all actions necessary to authorize deponent to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

The Vanguard Group, Inc.
By: /s/Anne E. Robinson
Name: Anne E. Robinson
Title: Secretary, Managing Director, and
Counsel

Vanguard Marketing Corp.
By: /s/Anne E. Robinson
Name: Anne E. Robinson
Title: Senior Vice President and Director

The Trusts
By: /s/Anne E. Robinson
Name: Anne E. Robinson
Title: Secretary

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